SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

(Rule 13d-102)
Information to be included in Statements Pursuant to Rules 13d-1(b)(c) and (d) and Amendments
thereto filed pursuant to Rule 13d-2(b)

(Amendment No. 3)(1)

HEALTHGATE DATA CORP.

(Name of Issuer)

Common Stock, par value $0.03 per share

(Title of Class of Securities)

42222 H

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be determined to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42222 H				13G

1				NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William S. Reece
2				CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3				SEC USE ONLY
4				CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER
			536,552	shares
			119,444	shares purchasable under options (unvested)
			213,039	shares purchasable under options (vested)
		Total	869,035	shares
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER
			536,552	shares
			119,444	shares purchasable under options (unvested)
			213,039	shares purchasable under options (vested)
		Total	869,035	shares
	8	SHARED DISPOSITIVE POWER N/A
9				AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,035
10				CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11				PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.2%
12				TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

Item 1 (a). Name of Issuer: HEALTHGATE DATA CORP.

Item 1(b). Address of Issuer's Principal Executive Offices: 25 Corporate Drive Burlington, MA 01803

Item 2 (a). Name of Person Filing: William S. Reece

Item 2 (b). Address of Principal Business Office or, if none, Residence: 25 Corporate Drive Burlington, MA 01803

Item 2 (c). Citizenship: U.S.A.

Item 2 (d). Title of Class of Securities: Common Stock

Item 2 (e). CUSIP Number: 42222 H

Item 3. Not applicable.

Item 4. Ownership

(a) Amount Beneficially Owned:

869,035 shares, including
536,552 shares
119,444 shares purchasable under options (unvested)
213,039 shares purchasable under options (vested)

(b) Percent of Class: 15.2%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

869,035 shares, including
536,552 shares
119,444 shares purchasable under options (unvested)
213,039 shares purchasable under options (vested)

(ii) shared power to vote or to direct the vote: N/A

(iii) sole power to dispose or to direct the disposition of:

869,035 shares, including
536,552 shares
119,444 shares purchasable under options (unvested)
213,039 shares purchasable under options (vested)

(iv) shared power to dispose or to direct the disposition of: N/A

Item 5. Ownership of Five Percent or Less of a Class Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8. Identification and Classification of Members of the Group Not Applicable.

Item 9. Notice of Dissolution of Group Not Applicable.

Item 10. Certification Not Applicable.

All information in this Schedule 13G is as of the close of business on December 31, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2004
(Date)
/s/ William S. Reece
(Signature)
William S. Reece
(Name)